 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

 MPF SENIOR NOTE PROGRAM II, LP, MPF REIT FUND 1, LLC, LAPIS INVESTMENT BUSINESS TRUST, COASTAL REALTY BUSINESS TRUST; AND MACKENZIE PATTERSON FULLER, LP
(BIDDERS)
SHARES OF CLASS B-3, CLASS B-2, AND CLASS A COMMON STOCK
(Title of Class of Securities)

720190206  Class A
720190404  Class B-2
720190503  Class B-3

(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$30,305,000	$2,160.75

*
For purposes of calculating the filing fee only.  Assumes the purchase of 2,000,000 Class B-3 Shares, 30,000 Class B-2 Shares, and 60,000 Class A Shares at a purchase price equal to $14.50 per Share in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,160.75
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: August 6, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by:  MPF Senior Note Program II, LP, MPF REIT Fund 1, LLC, Lapis Investment Business Trust, Coastal Realty Business Trust; and Mackenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 2,000,000 shares of Class B-3, 30,000 Shares of Class B-2, and 60,000 Shares of Class A common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $14.50 per Share, less the amount of any dividends declared or made with respect to the Shares between August 6, 2010 (the “Offer Date”) and September 24, 2010, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 2010 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibits (a)(1), and the related Assignment Form.  This Amendment restates the Offer to Purchase in its entirety.  The other exhibits remain unchanged.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated August 6, 2010

(a)(2)	Assignment Form*
(a)(3)	Cover letter dated August 6, 2010*
(a)(4)	Form of advertisement in Investor’s Business Daily*
(a)(5)	Form of Press Release*
(b)- (h)	Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on August 6, 2010, as amended.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 25, 2010

MPF Senior Note Program II, LP, MPF REIT Fund 1, LLC, Coastal Realty Business Trust
By: MacKenzie Patterson Fuller, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MacKenzie Patterson Fuller, LP

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Lapis Investment Business Trust
By: Lapis Advisers, LP, Trustee

By:	/s/ Kjerstin Hatch
Kjerstin Hatch, Managing Principal